Exhibit 99.4

SHAW COMMUNICATIONS INC.

CERTIFICATE PURSUANT TO SECTION 2.20

OF NATIONAL INSTRUMENT 54-101 –

COMMUNICATION WITH BENEFICIAL

OWNERS OF SECURITIES OF A REPORTING

ISSUER

Reference is made to the special meeting (the “Meeting”) of the holders of the Class A Participating Shares and the holders of the Class B Non-Voting Participating Shares of Shaw Communications Inc. (the “Company”) scheduled to be held on May 20, 2021.

I, Peter A. Johnson, Executive Vice President, Chief Legal and Regulatory Officer of the Company, hereby certify, for and on behalf of the Company, and not in my personal capacity and without personal liability, that the Company:

(a)

has arranged to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term “proxy-related materials” as used in this Certificate shall have the meaning given to it in NI 54-101.

DATED this 23rd day of April, 2021.

SHAW COMMUNICATIONS INC.

by	/s/ Peter Johnson
	Name:	Peter A. Johnson
	Title:	Executive Vice President, Chief Legal and Regulatory Officer